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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                             (Amendment No. ___)*

                     Insight Communications Company, Inc.
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                   45768V108
                                (CUSIP Number)

                                 July 26, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[X]  Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 45768V108               13G              Page 2 of 4 Pages

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Andrew G Knafel, Joshua Rubenstein and William L. Scherlis, as trustees under Trusts F/B/O Knafel children

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)   SOLE VOTING POWER
     3,400,106

6)   SHARED VOTING POWER
     0

7)   SOLE DISPOSITIVE POWER
     3,400,106

8)   SHARED DISPOSITIVE POWER
     0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,400,106

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.5

12)  TYPE OF REPORTING PERSON*
     OO
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CUSIP No. 45768V108               13G              Page 3 of 4 Pages

Item 1. (a)    Name of Issuer:

               Insight Communications Company, Inc.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               126 East 56th Street, New York, NY  10022

Item 2. (a)    Name of Person Filing:
               Andrew G Knafel, Joshua Rubenstein and William L. Scherlis, as
trustees (the "Trustees") under Trusts F/B/O Knafel children

Item 2  (b)    Address of Principal Business Office:

               c/o Insight Communications Company, Inc., 126 East 56th Street, New York, NY 10022

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Class A Common Stock

Item 2  (e)    CUSIP Number:

               45768V108

Item 3         N/A

Item 4.        Ownership.

   (a)          Amount Beneficially Owned:

       3,400,106, consisting of: (1) 1,044,188 shares held by the Trustees, as trustees under a Trust F/B/O Andrew G. Knafel dated September 13, 1978, (2) 1,044,188 shares held by the Trustees, as trustees under a Trust F/B/O Douglas
R. Knafel dated September 13, 1978, (3) 493,535 shares held by the Trustees, as trustees under a Trust F/B/O Andrew G. & Douglas R. Knafel dated July 16, 1976,
(4) 386,413 shares held by the Trustees, as trustees under a Trust F/B/O Douglas
R. Knafel dated November 6, 1983, (5) 386,413 shares held individually by Andrew
G. Knafel, and (6) 45,369 shares held individually by William L. Scherlis. The Trustees disclaim any economic interest or beneficial ownership in any of the Securities covered by this Statement.

   (b)    Percent of Class:

          6.5%
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CUSIP No. 45768V108             13G              Page 4 of 4 Pages

(c) Sole power to vote or direct the vote or to dispose or direct the disposition is held as indicated above in this item.

Item 5.        Ownership of Five Percent or Less of a Class.
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8.        Identification and Classification of Members of the Group.

               N/A

Item 9.        Notice of Dissolution of Group.

               N/A

Item 10.       Certifications.

               N/A. The securities were acquired prior to registration thereof under Section 12 of the Act.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

/s/ Joshua L. Rubenstein
______________________________________
Joshua L. Rubenstein, as Trustee under
Trust F/B/O Andrew G. Knafel dated September 13, 1978
Trust F/B/O Douglas R. Knafel dated September 13, 1978
Trust F/B/O Andrew G. & Douglas R. Knafel dated July 16, 1976
Trust F/B/O Douglas R. Knafel dated November 6, 1983